Exhibit 99.1

POSCO HOLDINGS INC.

Separate financial statements

For the year ended December 31, 2024

with the independent auditor’s report

Independent auditor’s report

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

POSCO HOLDINGS INC.:

Opinion

We have audited the separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the separate statement of financial position as of December 31, 2024, and the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2024, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2024 based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea, in accordance with Korean Standards on Auditing (“KSA“), and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for opinion

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the separate financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

A key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the separate financial statements of the current period. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Assessment of impairment on investments in subsidiaries

As described in note 10 to the separate financial statements, the carrying amount of the Company’s investments in subsidiaries is ~~W~~42,787,174 million. The Company recognized ~~W~~180,456 million of impairment loss on investments in subsidiaries for the current period.

The Company identifies whether there is any indication for impairment over investments in subsidiaries every year and performs impairment test over investments in subsidiaries when an impairment indicator exists. The Company measures the impairment loss of investments subject to impairment as the difference between the greater of value-in-use and fair value less costs to sell and the carrying amount. Estimation of the value-in-use involves management’s significant judgment and assumptions such as estimated sales of such subsidiary and discount rate, and management bias may exist. Therefore, we have identified assessment of impairment on investments in subsidiaries as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•

Understanding and assessing accounting policies and internal controls over the Company’s identification of impairment indicator over investments in subsidiaries, impairment assessment, and evaluation of assessment result;

•	Evaluating the competence and objectivity of independent external experts involved by management for the assessment;

•

Evaluating the reasonableness of estimated sales by comparing key assumptions used to calculate the estimated sales of entities which issued respective investments with the latest business plan approved by management, historical performance and external data;

•	Evaluating the appropriateness of discount rates used in the valuation by comparing them against discount rates that were independently recalculated using observable information;

•	Assessing the appropriateness of terminal growth rates by comparison with observable market information;

•	Performing independent recalculation of the recoverable amount presented by management; and,

•	Performing sensitivity analysis on the discount rates and terminal growth rates applied to assess the impact of changes in these key assumptions on the results of management’s impairment assessments.

Other matter

The separate financial statements of the Company for the year ended December 31, 2023, were audited by KPMG Samjong Accounting Corp. who expressed an unqualified opinion on those statements on March 13, 2024.

Responsibilities of management and those charged with governance for the separate financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the separate financial statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 12, 2025

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying separate financial statements and may result in modifications to this report.

POSCO HOLDINGS INC.

Separate financial statements

For the years ended December 31, 2024 and 2023

“The accompanying separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Jeong, Ki-Seop

Chief Strategy Officer

POSCO HOLDINGS INC.

POSCO HOLDINGS INC.

Separate Statements of Financial Position

As of December 31, 2024 and 2023

(in millions of Won)	Notes	December 31, 2024		December 31, 2023
Assets
Cash and cash equivalents	4,5,21,35	~~W~~	409,387	376,914
Trade accounts and notes receivable, net	6,21,33,35		178,822	238,332
Other receivables, net	7,21,33,35		21,388	68,821
Other short-term financial assets	8,21,35		2,686,420	3,940,743
Assets held for sale	9		467,796	—
Current income tax assets	31		27,940	32,015
Other current assets	14		1,716	1,074

Total current assets			3,793,469	4,657,899

Other receivables, net	7,21,33		14,894	6,955
Other long-term financial assets	8,21		421,822	1,131,074
Investments in subsidiaries, associates and joint ventures	10		45,631,965	45,321,370
Investment property, net	11		328,372	309,900
Property, plant and equipment, net	12,35		415,993	197,787
Intangible assets, net	13,35		21,461	19,341
Other non-current assets	14		5,821	1,872

Total non-current assets			46,840,328	46,988,299

Total assets		~~W~~	50,633,797	51,646,198

(continued)

POSCO HOLDINGS INC.

Separate Statements of Financial Position, Continued

As of December 31, 2024 and 2023

(in millions of Won)	Notes	December 31, 2024		December 31, 2023
Liabilities
Short-term borrowings and current installments of long-term borrowings	4,15,21,35	~~W~~	39,053	1,756,691
Other current payables	16,33,35		50,356	39,739
Other short-term financial liabilities	17,21		18,302	1,571
Provisions	18		46,268	14,983
Other current liabilities	20		8,852	6,686

Total current liabilities			162,831	1,819,670

Long-term borrowings, excluding current installments	4,15		1,500	1,316
Other non-current payables	16,21,33,35		30,783	26,804
Other long-term financial liabilities	17		—	6,968
Defined benefit liabilities, net	19		1,296	4,283
Deferred tax liabilities	31		2,246,030	2,281,500
Long-term provisions	18		—	2,634
Other non-current liabilities	20		2,327	3,158

Total non-current liabilities			2,281,936	2,326,663

Total liabilities			2,444,767	4,146,333

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,367,990	1,370,557
Accumulated other comprehensive income (loss)	23		(62,645)	30,678
Treasury shares	24		(1,550,862)	(1,889,658)
Retained earnings	25		47,952,144	47,505,885

Total equity			48,189,030	47,499,865

Total liabilities and equity		~~W~~	50,633,797	51,646,198

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(in millions of Won, except per share informations)	Notes	2024		2023
Operating revenue	26,33	~~W~~	1,997,128	1,454,079
Operating expenses	27		(400,707)	(347,450)

Operating profit			1,596,421	1,106,629
Finance income and costs
Finance income	21,28		482,945	315,828
Finance costs	21,28		(89,388)	(405,881)
Other non-operating income and expenses
Other non-operating income	29		3,249	23,469
Other non-operating expenses	29		(437,151)	(356,322)

Profit before income tax			1,556,076	683,723
Income tax benefit	31		65,206	115,854

Profit			1,621,282	799,577
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(3,948)	(97)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,23		(75,167)	236,979

Total comprehensive income		~~W~~	1,542,167	1,036,459

Earnings per share (in Won)	32
Basic earnings per share (in Won)			21,398	10,539
Diluted earnings per share (in Won)		~~W~~	18,999	10,539

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(in millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2023	~~W~~	482,403	1,360,894	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	799,577	799,577
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(97)	(97)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	219,479	—	17,500	236,979
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	(569,072)	(569,072)
Disposal of treasury shares		—	2,880	—	2,650	—	5,530
Share-based payment		—	6,783	—	—	—	6,783

Balance as of December 31, 2023	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865

Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	1,621,282	1,621,282
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(3,948)	(3,948)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(93,323)	—	18,156	(75,167)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(568,433)	(568,433)
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of December 31, 2024	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(in millions of Won)	Notes	2024		2023
Cash flows from operating activities
Profit		~~W~~	(3,948)	799,577
Adjustments for :
Expenses related to post-employment benefit			6,438	7,568
Depreciation			14,272	11,310
Amortization			1,712	1,247
Impairment loss on other receivables			106	221,251
Finance income			(474,656)	(308,827)
Dividend income			(1,812,999)	(1,254,239)
Finance costs			79,200	401,716
Loss on disposal of property, plant and equipment			341	2,360
Impairment loss on property, plant and equipment			—	10,657
Gain on disposal of intangible assets			(141)	—
Loss on disposal of intangible assets			266	—
Gain on disposal of investments in subsidiaries, associates and joint ventures			—	(230)
Impairment loss on investments in subsidiaries, associates and joint venture			392,075	109,568
Loss on disposal of assets held for sale			—	998
Increase (decrease) to provisions			36,981	(7,303)
Income tax benefit			(65,206)	(115,854)
Share-based payments expense			—	5,351
Others			(3)	(11,632)
Changes in operating assets and liabilities	35		2,023	(43,024)
Interest received			92,618	45,517
Dividends received			1,866,004	1,188,338
Income taxes received			57,563	25,687

Net cash provided by operating activities		~~W~~	1,817,876	1,090,036

(continued)

POSCO HOLDINGS INC.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2024 and 2023

(in millions of Won)	Notes	2024		2023
Cash flows from investing activities
Decrease in deposit instruments		~~W~~	3,050,000	890,000
Proceeds from disposal of short-term financial instruments			5,471,006	6,255,711
Collection of short-term loans			—	1,249
Collection of long-term loans			—	2,000
Proceeds from disposal of equity securities			194,230	261,612
Proceeds from disposal of other securities			9,016	4,501
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			590,429	957,353
Proceeds from disposal of intangible assets			1,677	—
Collection of short-term lease security deposits			491	—
Increase in deposits			(2,550,000)	(2,640,002)
Acquisition of short-term financial instruments			(4,619,699)	(5,717,490)
Increase in long-term loans			(106)	—
Acquisition of other securities			(21,850)	(26,282)
Acquisition of investments in subsidiaries, associates and joint ventures			(1,263,572)	(1,237,817)
Acquisition of property, plant and equipment			(249,048)	(102,192)
Acquisition of intangible asstes			(6,209)	(4,402)
Acquisition of investment properties			(1,200)	(54,892)
Increase in short-term lease security deposits			(536)	(691)

Net cash provided by (used in) investing activities		~~W~~	604,629	(1,411,342)

Cash flows from financing activities
Increase in long-term financial liabilities			3,148	3,781
Payment of cash dividends			(758,194)	(720,762)
Repayment of current installments of long-term borrowings			(1,542,400)	—
Acquisition of treasury shares			(92,311)	—

Net cash used in financing activities	35	~~W~~	(2,389,757)	(716,981)

Effect of exchange rate fluctuation on cash held			(275)	—
Net increase (decrease) in cash and cash equivalents			32,473	(1,038,287)
Cash and cash equivalents at beginning of the period	5		376,914	1,415,201

Cash and cash equivalents at end of the period	5	~~W~~	409,387	376,914

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

As of December 31, 2024 and 2023

1. Reporting Entity

POSCO HOLDINGS INC., (the “Company”) was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of and for the year ended December 31, 2024, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	6,160,584	7.46
BlackRock Fund Advisors(*1)	4,206,522	5.09
CITIBANK.N.A	3,287,254	3.98
Pohang University of Science and Technology	1,981,047	2.40
Samsung Group	1,599,070	1.94
Others	65,389,900	79.13

	82,624,377	100.00

(*1)	Includes shares held by subsidiaries and others.

As of and for the years ended December 31, 2024, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as enacted by the Act on External Audit of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issue by the Board of Directors on February 5, 2025, and will be submitted for approval at the shareholders’ meeting to be held on March 20, 2025.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

2. Basis of preparation (cont’d)

Basis of measurement

The separate financial statements have been prepared on a historical cost basis, except for the following material items in the separate statement of financial position, as described in the accounting policy below.

(a)	Financial instruments measured at fair value through profit or loss

(b)	Financial instruments measured at fair value through other comprehensive income

(c)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency which is the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 10—Investments in subsidiaries, associates and joint ventures

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

2. Basis of preparation (cont’d)

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 10—Investments in subsidiaries, associates and joint ventures

•	Note 18—Provisions

•	Note 19—Employee benefits

•	Note 21—Financial Instruments

•	Note 31—Income taxes

•	Note 34—Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes the valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

2. Basis of preparation (cont’d)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2024 described below, the accounting policies applied by the Company in the financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2023.

(a)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Company’s separate financial statements.

(b)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•

that if under the condition that an entity settles the liability by transferring its equity instruments, the option is classified as equity instrument and the option is recognized separate from the liability as a component of equity for hybrid financial instrument, there is no impact on current or non-current classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the classification of the Company’s liabilities.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

2. Basis of preparation (cont’d)

(c)	Amendments to KIFRS 1007 and KIFRS 1107: Supplier Finance Arrangements

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As a result of implementing the amendments, the Company has provided additional disclosures about its supplier finance arrangements.

3. Material Accounting Policy Information

The material accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027 Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027.

Gain on disposals from share transactions between entities under common control is recognized as dividend income, and loss on disposals is recognized as acquisition cost of investments in the related entity.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Debt instruments measured at fair value through other comprehensive income

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or losses are recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Assets held for sale

Non-current assets or disposal groups are classified as assets held for sale if their carrying amount is highly probable recovered primarily through a sale rather than through continued use. This condition is considered met only when the asset or disposal group is available for immediate sale in its present condition and when the sale is highly probable.

Prior to the initial classification as held for sale, the asset or disposal group is measured at the lower of its carrying amount and fair value less costs to sell. If the fair value less costs to sell of an asset initially classified decreases, an impairment loss is recognized immediately in profit or loss. Conversely, if the fair value less costs to sell increases, a reversal of the impairment loss is recognized in profit or loss, up to the cumulative amount of impairment losses previously recognized. Non-current assets classified as held for sale, or those that are part of a disposal group classified as held for sale, are not depreciated or amortized.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Investment property

Investment property is property held to earn rental income or for capital appreciation, or both. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. The depreciation methods, useful lives and residual values of investment property are the same as those used for property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are initially measured at cost. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	2,15 years
Vehicles	4 years
Fixtures	4 years

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets (i.e., club membership) do not have foreseeable limitations on the periods during which they can be utilized, therefore, if the useful life of these intangible assets is assessed as indefinite, they are not being amortized.

Intellectual property rights	5-7 years
Development expense	4 years
Other intangible assets	4 years

Government grants

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Leases

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

The Company presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the separate statement of financial position.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. As part of this assessment, the Company considers certain indicators such as whether the lease is for a major part of the economic life of the asset.

The Company leases out its investment properties. The Company classified these leases as operating leases. The Company recognizes lease payments received under lease agreements as revenue on a straight-line basis over the lease term.

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	contractual assets

(a)	Judgments on credit risk

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

(b)	Expected credit losses

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for the financial assets because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than employee benefits and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Employee benefits

The calculation of defined benefit liabilities is performed annually by an independent actuary using the projected unit credit method.

Provisions

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products, and plates to investment business that controls and manages through ownership of shares of subsidiaries etc., and rental business for real estate, etc.

1)	Dividend income

Dividend income from subsidiaries and others is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from the Company’s real estate is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method.

Income tax

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies KIFRS 1012 Income Taxes, if it is not applicable to the income taxes, the Company applies KIFRS 1037 Provisions Contingent Liabilities and Contingent Assets.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s separate financial statements are disclosed below. The Company has not early adopted the new or amended standards in preparing these separate financial statements.

(a)	Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that not being exchangeable into the other currency affects, or is expected to affect, the Company’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed.

When applying the amendment, the Company cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s separate financial statements.

(b)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments include the following:

•

clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize financial liabilities that are settled by using electronic payment system before the settlement date (if specific criteria are met);

•	provide additional guidance as to how to assess contractual cash flows of financial assets with environmental, social and corporate governance (ESG) and similar features;

•	clarify what constitutes non-recourse feature and the characteristics of contractually linked financial instruments; and

•	introduce disclosures on financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income.

The amendments will be effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, but only for the classification of financial assets and the related disclosure requirements. The Company does not plan to early adopt the amendments.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

(c)	Annual Improvements to KIFRS Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter

•	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

•	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

•	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Company’s separate financial statements.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

4. Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risks, and the Company’s capital management. Further quantitative disclosures are included throughout these separate financial statements.

(a) Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

4. Financial Risk Management (cont’d)

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the greatest extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. Meanwhile, the Company has entered into credit line agreements with multiple banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won. The Company monitors the related foreign currencies regularly in order to avoid exposure to currency risk.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting the borrowing structure ratio between borrowings at fixed interest rate and variable interest rate.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

4. Financial Risk Management (cont’d)

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (total borrowings after deducting cash and cash equivalents). The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2024 and 2023 is as follows:

(in millions of Won)	2024		2023
Total borrowings	~~W~~	40,554	1,758,007
Less: Cash and cash equivalents		409,387	376,914

Net borrowings		(368,833)	1,381,093
Total equity	~~W~~	48,189,030	47,499,865
Net borrowings-to-equity ratio(*1)		—	2.91%

(*1)	As of December 31, 2024, Cash and cash equivalents exceeded the borrowing amount, so the net borrowings-to-equity ratio is not calculated.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Demand deposits and checking accounts(*1)	~~W~~	4,962	1,216
Other cash equivalents		404,425	375,698

	~~W~~	409,387	376,914

(*1)	As of December 31, 2024 and 2023, cash and cash equivalents of ~~W~~304 million and ~~W~~472 million, respectively, are restricted for use in relation to government assigned project.

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Trade accounts and notes receivable	~~W~~	48,349	100,323
Unbilled receivables (contract assets)		130,473	138,009
Less: Allowance for doubtful accounts		—	—

	~~W~~	178,822	238,332

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

7. Other Receivables

Other receivables as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Other accounts receivable	~~W~~	12,535	51,530
Others(*1)		13,301	21,193
Less: Allowance for doubtful accounts(*1)		(4,448)	(3,902)

	~~W~~	21,388	68,821

Non-current
Loans(*1)	~~W~~	247,569	217,349
Long-term other accounts receivable		14,585	6,945
Others		309	10
Less: Allowance for doubtful accounts(*1)		(247,569)	(217,349)

	~~W~~	14,894	6,955

(*1)

The Company recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023.

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Deposit instruments		2,260,000	1,750,000
Short-term financial instruments		426,420	2,190,743

	~~W~~	2,686,420	3,940,743

Non-current
Equity securities		158,761	926,752
Other securities		263,059	204,320
Deposit instruments		2	2

	~~W~~	421,822	1,131,074

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

8. Other Financial Assets (cont’d)

(b)	Equity securities as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024							2023
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation(*1)	15,698,500	1.46	~~W~~	—	—	—	—	462,775
KB Financial group Inc.	—	—		—	—	—	—	209,016
CSN Mineracao S.A.	102,186,675	1.86		206,265	125,219	(81,046)	125,219	212,617

				206,265	125,219	(81,046)	125,219	884,408

Non-marketable equity securities
PLANTEC Co., Ltd.(*2)	18,337,912	10.99		19,437	31,560	12,123	31,560	40,362
Intellectual Discovery Co.,Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	33,542	5,749	33,542	42,344

			~~W~~	234,058	158,761	(75,297)	158,761	926,752

(*1)	During the year ended December 31, 2024, the Company decided to dispose of the shares of Nippon Steel Corporation and classified the equity security as assets held for sale.
(*2)	The entity was assessed by fair value determined by an external valuation firm.

9. Assets Held for Sale

(a)

During the year ended December 31, 2024, the Company determined to sell Nippon Steel Corporation and classified the equity security of ~~W~~467,796 million, a full amount of carrying amount, as assets held for sale.

(b)

During the year ended December 31, 2022, the Company decided to dispose of interests of CSP-Compania Siderurgica do Pecem which was previously classified investment in joint ventures and fully impaired. It was classified as held-for-sale assets as of December 31, 2022. Meanwhile, during the year ended December 31, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~998 million of loss on disposals of assets held for sale.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

10. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of and for the year December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Investment in subsidiaries	~~W~~	42,787,174	42,519,521
Investment in associates		208,129	230,552
Investment in joint ventures		2,636,662	2,571,297

	~~W~~	45,631,965	45,321,370

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of and for the year December 31, 2024 and 2023 are as follows:

(in millions of Won)			2024						2023
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	96,480,625	100.00	~~W~~	33,106,528	29,918,622	29,918,622	29,698,113
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	124,396,358	70.71		5,710,417	4,268,588	3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	22,073,568	52.80		3,429,985	1,014,963	1,014,963	1,013,453
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	20,736,842	100.00		196,250	115,931	115,931	115,931
POSCO FUTURE M CO.,LTD.(*1)	Korea	Refractory and anode/cathode material manufacturing and sales	46,261,601	59.72		2,785,385	1,485,000	1,395,687	895,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	1,914,211	100.00		255,179	308,843	308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	99,403,282	65.47		514,543	70,990	70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		55,527	30,148	30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.(*2)_	Korea	Lithium manufacturing and sales	62,946,316	82.00		216,023	314,940	314,940	314,940
POSCO LITHIUM SOLUTION(*3)	Korea	Lithium hydroxide manufacturing and sales	57,510,000	100.00		294,593	287,550	287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	400,000	100.00		188,050	238,478	238,478	238,478
POSCO CNGR Nickel Solution(*2)	Korea	Nickel refining	9,840,000	60.00		74,532	49,520	49,520	—
POSCO ZT AIR SOLUTION(*3)	Korea	Manufacturing and Sales of High-Purity Rare Gases	12,630,551	75.10		83,131	63,481	63,481	—
Others (11 companies)(*4)						676,078	476,316	446,037	442,847

						47,586,221	38,643,370	37,995,210	37,157,000

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	631,160,435	100.00		584,133	646,574	646,574	646,574
POSCO Maharashtra Steel Private Limited(*5)	India	Steel manufacturing and sales	—	—		—	—	—	722,514
POSCO Canada Ltd.	Canada	Coal sales	1,099,885	100.00		701,040	560,879	560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00		957,831	330,623	330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	2,285,407,454	58.60		393,352	283,792	283,792	283,792
POSCO-China Holding Corp.	China	Holding company	—	100.00		506,683	593,816	593,816	593,816
POSCO America Corporation	USA	Researching and consulting	437,941	99.45		173,737	192,136	192,136	192,136
POSCO VST CO., LTD.(*6)	Vietnam	Stainless steel manufacturing and sales	—	95.65		79,875	144,552	66,060	144,552
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	9,360,000	100.00		295,864	117,690	117,690	117,690
POSCO ASSAN TST STEEL INDUSTRY(*5),(*7)	Turkiye	Steel manufacturing and sales	—	—		—	—	—	71,686
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	90,438	100.00		204,638	68,410	68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	70.00		102,162	65,982	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		189,265	62,469	62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	1,390	100.00		21,687	50,297	50,297	50,297
POSCO Argentina S.A.U.(*8)	Argentina	Mineral exploration, manufacturing and sales	37,568,921	100.00		1,525,585	1,510,551	1,510,551	1,150,087
Others (16 companies)(*5)						872,702	255,862	242,685	301,014

						6,608,554	4,883,633	4,791,964	5,362,521

					~~W~~	54,194,775	43,527,003	42,787,174	42,519,521

(*1)	During the year ended December 31, 2024, the Company acquired hybrid bonds of POSCO FUTURE M CO., LTD. at ~~W~~500,000 million and classified as investments in subsidiaries.
(*2)

During the year ended December 31, 2024, the Company acquired 60% of shares of POSCO CNGR Nickel Solution Co., Ltd. at ~~W~~49,520 million and classified the acquired equity interests as investments in subsidiaries.

(*3)	During the year ended December 31, 2024, the Company acquired 75.1% of shares of POSCO ZT AIR SOLUTION at ~~W~~63,481 million and classified the acquired equity interests as investments in subsidiaries.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

10. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(*4)

As of December 31, 2024, the Company performed the impairment test on investment in POSCO-GS Eco Materials Co., Ltd due to impairment indicators such as continuous operating losses and deteriorating business environments. The recoverable amount of the investment was determined based on its value in use, which is estimated at the present value of estimated future cash flows since the date of the impairment test, discounted at a rate of 10.97%. As a result of the impairment test, the Company recognized ~~W~~30,279 million of impairment loss.

(*5)

During the year ended December 31, 2024, the Company disposed of all shares of 4 subsidiaries, including POSCO Maharashtra Steel Private Limited and POSCO ASSAN TST STEEL INDUSTRY to POSCO, a subsidiary. Meanwhile, the Company recognized ~~W~~81,921 million of gain on disposal from the transaction as dividend income, and ~~W~~203,919 million of loss on disposal were added to the acquisition cost of the POSCO. The disposal amount related to the transaction is ~~W~~640,544 million.

(*6)

As of December 31, 2024, the Company performed the impairment test on investment in POSCO VST CO., LTD. due to impairment indicators such as continuous operating losses and deteriorating business environments. The recoverable amount of the investment was determined based on its value in use, which is estimated at the present value of estimated future cash flows since the date of the impairment test, discounted at a rate of 10.50%. As a result of the impairment test, the Company recognized ~~W~~78,492 million of impairment loss.

(*7)

As of the equity sale date, the Company performed the impairment test on investment in POSCO ASSAN TST STEEL INDUSTRY Ltd due to impairment indicators such as continuous operating losses and deteriorating business environments. The recoverable amount of the investment was determined based on its value in use, which is estimated at the present value of estimated future cash flows since the date of the impairment test, discounted at a rate of 10.50%. As a result of the impairment test, the Company recognized ~~W~~71,685 million of impairment loss.

(*8)

During the year ended December 31, 2024, the Company acquired ~~W~~360,464 million of additional investment in subsidiaries by participating in POSCO Argentina S.A.U.‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(c)	Details of associates and carrying amounts as of and for the year ended December 31, 2024 and 2023 are as follows:

(in millions of Won)			2024						2023
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	200,000	40.00		19,293	26,025	26,025	26,025
Others (5 companies)						33,094	12,938	12,111	12,111

						52,387	38,963	38,136	38,136

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	138,797,061	12.61		1,704,653	156,194	156,194	156,194
ZHEJIANG HUAYOU-POSCO ESM CO., LTD(*1,2)	China	Precursors manufacturing and sales	—	8.29		286,226	22,423	—	22,423
Others (3 companies)						(1,399,570)	123,367	13,799	13,799

						591,309	301,984	169,993	192,416

					~~W~~	643,696	340,947	208,129	230,552

(*1)

As of December 31, 2024, the entities are classified as associates since the Company has significant influence over the investees although the Company’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

(*2)

As of December 31, 2024, the Company performed the impairment test on investment in ZHEJIANG HUAYOU-POSCO ESM CO., LTD due to impairment indicators such as continuous operating losses and deteriorating business environments. The recoverable amount of the investment was determined based on its value in use, which is estimated at the present value of estimated future cash flows since the date of the impairment test, discounted at a rate of 13.60%. As a result of the impairment test, the Company recognized ~~W~~22,423 million of impairment loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

10. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(d)	Details of joint ventures and carrying amounts as of and for the year ended December 31, 2024 and 2023 are as follows:

(in millions of Won)			2024						2023
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10,494,377	10.00	~~W~~	8,104,169	1,225,464	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	325,050,000	50.00		955,592	364,609	364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	2,010,719,185	50.00		239,035	98,962	98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	—	50.00		379,160	235,207	235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	—	25.00		480,757	63,866	63,866	63,866
PT NICOLE METAL INDUSTRY(*2)	Indonesia	Nickel Smelting	137,488,235	49.00		793,129	541,471	541,471	293,361
Hydrogen Duqm LLC(*3)	Oman	Green Hydrogen/ Ammonia product business development	1,824,673	44.80		6,071	6,452	6,452	—
Nickel Mining Company SAS(*4)	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		237,239	189,197	—	189,197
SNNC	Korea	STS material manufacturing and sales	18,130,000	49.00		95,519	100,631	100,631	100,631

					~~W~~	11,290,671	2,825,859	2,636,662	2,571,297

(*1)	As of December 31, 2024 and 2023, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

During the year ended December 31, 2024, the Company acquired ~~W~~248,110 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY‘s capital increase to invest in a nickel dry smelting plant in Indonesia.

(*3)	During the year ended December 31, 2024, the Company acquired 44.8% of shares in Hydrogen Duqm LLC, for ~~W~~6,452 million and classified them as an investment in joint ventures.
(*4)

As of December 31, 2024, due to continuous operating losses and a deteriorating business environment, the Company assessed that the value in use of our equity interest in Nickel Mining Company SAS is likely to be low. Accordingly, the Company recognized a full impairment loss of ~~W~~189,197 million, which is the difference between carrying amount and recoverable amount.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investment Property

(a)	Investment property as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024					2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Book value
Land	~~W~~	226,095	—	(9,884)	216,211	194,910	—	(1,464)	193,446
Buildings		276,031	(178,279)	—	97,752	271,913	(170,684)	—	101,229
Structures		27,212	(12,803)	—	14,409	27,198	(11,973)	—	15,225

	~~W~~	529,338	(191,082)	(9,884)	328,372	494,021	(182,657)	(1,464)	309,900

The fair value of investment properties as of December 31, 2024 is ~~W~~1,767,296 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	193,446	1,200	—	21,565	216,211
Buildings		101,229	—	(7,378)	3,901	97,752
Structures		15,225	—	(824)	8	14,409

	~~W~~	309,900	1,200	(8,202)	25,474	328,372

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	131,069	54,891	—	7,486	193,446
Buildings		83,528	—	(7,078)	24,779	101,229
Structures		6,102	—	(610)	9,733	15,225

	~~W~~	220,699	54,891	(7,688)	41,998	309,900

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

12. Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024						2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	51,856	—	(1,705)	(5,000)	45,151	51,903	—	(1,706)	—	50,197
Buildings		68,516	(35,760)	(4,039)	(270)	28,447	72,409	(34,735)	(7,865)	(270)	29,539
Structures		11,272	(3,335)	(599)	—	7,338	11,285	(2,938)	(599)	—	7,748
Machinery and equipment		41,120	(9,194)	(2,105)	—	29,821	38,662	(7,846)	(3,267)	—	27,549
Vehicles		89	(45)	—	—	44	89	(26)	—	—	63
Furniture and fixtures		26,215	(13,282)	—	—	12,933	25,683	(12,198)	—	—	13,485
Construction-in-progress		292,259	—	—	—	292,259	82,626	—	(8,420)	(5,000)	69,206

	~~W~~	491,327	(61,616)	(8,448)	(5,270)	415,993	282,657	(57,743)	(21,857)	(5,270)	197,787

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	—	(5,050)	45,151
Buildings		29,539	4,736	—	(1,927)	(3,901)	28,447
Structures		7,748	1	—	(403)	(8)	7,338
Machinery and equipment		27,549	5,161	(337)	(2,552)	—	29,821
Vehicles		63	—	—	(19)	—	44
Furniture and fixtures		13,485	622	(4)	(1,170)	—	12,933
Construction-in-progress		69,206	239,567	—	—	(16,514)	292,259

	~~W~~	197,787	250,091	(341)	(6,071)	(25,473)	415,993

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*2)	Others(*1)	Ending
Land	~~W~~	51,310	8,079	—	—	(1,706)	(7,486)	50,197
Buildings		39,277	12,659	(186)	(1,399)	—	(20,812)	29,539
Structures		6,036	1,107	(700)	(201)	—	1,506	7,748
Machinery and equipment		10,504	18,637	—	(1,061)	(531)	—	27,549
Vehicles		11	62	—	(10)	—	—	63
Furniture and fixtures		12,573	1,303	—	(951)	—	560	13,485
Construction-in-progress		25,295	69,693	—	—	(8,420)	(17,362)	69,206

	~~W~~	145,006	111,540	(886)	(3,622)	(10,657)	(43,594)	197,787

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment properties, and other expenses.
(*2)

During the year ended December 31, 2023, the Company estimated the recoverable amount based on the net fair value of land adjacent to the magnesium smelting plant located in Gangneung city where operation and development has been discontinued. The Company recognized an impairment loss since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

12. Property, Plant and Equipment (cont’d)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of December 31, 2024 and 2023, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Expenses relating to short-term leases		9,253	4,739
Expenses relating to leases of low-value assets		5,040	3,354
	~~W~~	14,293	8,093

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

13. Intangible Assets

(a)	Intangible assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024				2023
	Acquisition cost		Accumulated amortization	Book value	Acquisition cost	Accumulated amortization	Book value
Intellectual property rights	~~W~~	2,324	(1,521)	803	1,927	(1,351)	576
Membership		10,072	—	10,072	11,618	—	11,618
Development expense		9,364	(5,903)	3,461	7,498	(4,593)	2,905
Construction-in-progress		6,680	—	6,680	3,565	—	3,565
Other intangible assets		927	(482)	445	927	(250)	677

	~~W~~	29,367	(7,906)	21,461	25,535	(6,194)	19,341

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	(4)	(170)	401	803
Membership(*1)		11,618	—	(1,546)	—	—	10,072
Development expense		2,905	—	—	(1,310)	1,866	3,461
Construction-in-progress		3,565	5,631	(249)	—	(2,267)	6,680
Other intangible assets		677	—	—	(232)	—	445

	~~W~~	19,341	5,631	(1,799)	(1,712)	—	21,461

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred to other expenses.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	504	—	(151)	223	576
Membership(*1)		11,618	—	—	—	11,618
Development expense		1,400	—	(865)	2,370	2,905
Construction-in-progress		1,476	4,740	—	(2,651)	3,565
Other intangible assets		904	4	(231)	—	677

	~~W~~	15,902	4,744	(1,247)	(58)	19,341

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

14. Other Assets

Other assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Advance payments	~~W~~	798	208
Prepaid expenses		917	865

	~~W~~	1,715	1,073

Non-current
Long-term advance payments	~~W~~	5,325	1,843
Long-term prepaid expenses		488	21
Others		8	8

	~~W~~	5,821	1,872

15. Borrowings

(a)	Borrowings as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Short-term borrowings
Exchangeable bonds	~~W~~	39,053	1,756,691
Long-term borrowings
Long-term borrowings	~~W~~	1,500	1,316

(b) Current portion of debentures as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2024		2023
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	~~W~~	39,053	1,756,691

(*1)	As of December 31, 2024, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

15. Borrowings (cont’d)

(c)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount(*1)	EUR 27,100,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
- Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%
Exchange price(*2) (Won/share)	437,491
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders	- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)
Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than
20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024)
from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance
(Clean-Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out the total face value of convertible bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid during the year ended December 31, 2024.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(d)	Long-term borrowings and others excluding current portion, as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2024		2023
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,500	1,316

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

16. Other Payables

Other payables as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Accounts payable	~~W~~	32,514	25,971
Accrued expenses		14,826	10,681
Dividend payable		3,016	3,087

	~~W~~50,356		39,739

Non-current
Long-term withholdings		33,110	29,962
Less: Present value discount		(2,327)	(3,158)

	~~W~~	30,783	26,804

17. Other Financial Liabilities

Other financial liabilities as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Financial guarantee liabilities	~~W~~	18,302	1,571
Non-current
Financial guarantee liabilities		—	6,968

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

18. Provisions

(a)	Provisions as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	4,175	—	6,055	—
Provision for restoration(*2)		6,932	—	8,928	2,634
Others(*3)		35,161	—	—	—

	~~W~~	46,268	—	14,983	2,634

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2024 and 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.25% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~35,161 million of the financial guarantee liabilities the Company provided as other provisions.

(b)	Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	9,087	(10,967)	4,175
Provision for restoration		11,562	1,819	(6,449)	6,932
Others		—	35,161	—	35,161

	~~W~~	17,617	46,067	(17,416)	46,268

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	10,154	(9,766)	6,055
Provision for restoration		15,865	853	(5,156)	11,562
Others		34,724	(8,158)	(26,566)	—

	~~W~~	56,256	2,849	(41,488)	17,617

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

19. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	63	116

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the separate statements of financial position as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Present value of funded obligations	~~W~~	39,980	44,276
Fair value of plan assets		(38,684)	(39,993)

Net defined benefit liabilities	~~W~~	1,296	4,283

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Defined benefit obligation at the beginning of period	~~W~~	44,276	27,503
Current service costs		6,701	7,941
Interest costs		1,301	798
Remeasurement		4,843	163
Amount transferred from associate		(2,654)	14,045
Benefits paid		(14,487)	(6,174)

Defined benefit obligation at the end of period	~~W~~	39,980	44,276

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

19. Employee Benefits (cont’d)

3)	Changes in the fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Fair value of plan assets at the beginning of period	~~W~~	39,993	23,742
Interest on plan assets		1,564	1,171
Remeasurement of plan assets		(316)	32
Contributions to plan assets		3,000	2,000
Amount transferred from associate		(2,653)	14,045
Benefits paid		(2,904)	(997)

Fair value of plan assets at the end of period	~~W~~	38,684	39,993

4)	The fair value of plan assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Debt instruments	~~W~~	38,683	107
Deposits		—	39,879
Others		—	7

	~~W~~	38,683	39,993

5)	The amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current service costs	~~W~~	6,701	7,941
Net interest costs(*1)		(263)	(373)

	~~W~~	6,438	7,568

(*1)	The actual return on plan assets amounted to ~~W~~1,327 million and ~~W~~1,249 million for the years ended December 31, 2024 and 2023, respectively.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

19. Employee Benefits (cont’d)

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning	~~W~~	(358,310)	(358,212)
Remeasurements of defined benefit plans		(5,158)	(131)
Tax effects		1,210	33

Ending	~~W~~	(362,258)	(358,310)

7)	The principal actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate	3.81%	4.42%
Expected future increases in salaries(*1)	3.90%	3.90%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the single basis.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(2,083)	(5.2)	2,329	5.8
Expected future increases in salaries		2,297	5.7	(2,095)	(5.2)

9)	As of December 31, 2024, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	3,619	16,942	14,735	13,733	1,504	50,533

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

19. Employee Benefits (cont’d)

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

20. Other Liabilities

Other liabilities as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Advances received	~~W~~	3,190	5
Withholdings		3,006	3,938
Unearned revenue		2,656	2,743

	~~W~~	8,852	6,686

Non-current
Unearned revenue	~~W~~	2,327	3,158

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2024 and 2023 are as follows:

①	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	426,420	—	426,420	—	426,420
Other securities		263,059	—	—	263,059	263,059
Fair value through other comprehensive income
Equity securities		158,761	125,219	—	33,542	158,761
Assets held for sale		467,796	467,796	—	—	467,796
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		409,387	—	—	—	—
Trade accounts and notes receivable		48,349	—	—	—	—
Other receivables		28,833	—	—	—	—
Deposit instruments		2,260,002	—	—	—	—

	~~W~~	4,062,607	593,015	426,420	296,601	1,316,036

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	39,053	39,053	—	—	39,053
Financial liabilities measured at amortized cost(*1)
Borrowings		1,500	—	1,500	—	1,500
Financial guarantee liabilities		18,302	—	—	—	—
Others		76,376	—	—	—	—

	~~W~~	135,231	39,053	1,500	—	40,553

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,190,743	—	2,190,743	—	2,190,743
Other securities		204,320	—	—	204,320	204,320
Fair value through other comprehensive income
Equity securities		926,752	884,408	—	42,344	926,752
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		376,914	—	—	—	—
Trade accounts and notes receivable		100,323	—	—	—	—
Other receivables		64,393	—	—	—	—
Deposit instruments		1,750,002	—	—	—	—

	~~W~~	5,613,447	884,408	2,190,743	246,664	3,321,815

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,756,691	1,756,691	—	—	1,756,691
Financial liabilities measured at amortized cost(*1)
Borrowings		1,316	—	1,316	—	1,316
Financial guarantee liabilities		8,539	—	—	—	—
Others		62,252	—	—	—	—

	~~W~~	1,828,798	1,756,691	1,316	—	1,758,007

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the valuation model such as discounted cash flow method and the inputs of the financial instrument valuation model include interest rate and others.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Valuation technique and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2024 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	169,175	Asset value approach	—	—	—
		95,866	Discounted cash flow method	Growth rate	1%	Fair value increases when growth rate increases
				Discount rate	14.90%	Fair value decreases when discount rate increases
			Binomial Option Pricing Model	Value of underlying asset	USD 1,910,715 thousands	Fair value increases when value of underlying asset increases
				Volatility	55%	Fair value increases when volatility increases
		31,560	Discounted cash flow method	Growth rate	0%	Fair value increases when growth rate increases
				Discount rate	12.80%	Fair value decreases when discount rate increases

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2024 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	293	(275)
	Fluctuation 0.5% of discount rate		532	(495)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning	~~W~~	246,664	200,007
Acquisition		21,850	26,282
Gain or loss on valuation of financial assets		45,896	6,674
Other comprehensive income		(8,802)	20,925
Disposal and others		(9,007)	(7,224)

Ending	~~W~~	296,601	246,664

4)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2024. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Asia Co., Ltd.	Credit Agricole	USD	75,000,000	110,250	—	—
	Shinhan	USD	50,000,000	73,500	—	—
POSCO Argentina S.A.U.	BNP	USD	110,000,000	161,700	66,293,235	97,451
	CITI	USD	187,975,000	276,323	141,418,165	207,885
	Credit Agricole	USD	187,975,000	276,323	141,418,165	207,885
	HSBC	USD	187,975,000	276,323	141,418,165	207,885
	JPM	USD	187,975,000	276,323	141,418,165	207,885
	BANK OF AMERICA	USD	50,900,000	74,823	26,594,829	39,092
	KEXIM	USD	167,100,000	245,638	87,380,666	128,450
Joint ventures
Nickel Mining Company SAS	SMBC	EUR	46,000,000	70,322	46,000,000	70,322

		USD	1,204,900,000	1,771,203	745,941,390	1,096,533
		EUR	46,000,000	70,322	46,000,000	70,322

5)	Finance income and costs by category of financial instrument for the years ended December 31, 2024 and 2023 are as follows:

①	For the year ended December 31, 2024

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	11,779	31,994	100,226	—	143,999	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(75,167)
Financial assets measured at amortized cost		84,195	4,311	—	—	—	88,506	—
Financial liabilities at fair value through profit or loss		—	(57,626)	(12,292)	239,120	—	169,202	—
Financial liabilities measured at amortized cost		(1,163)	(1,130)	—	—	2,362	69	—

	~~W~~	83,032	(42,666)	11,483	339,346	2,362	393,557	(75,167)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

②	For the year ended December 31, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	1,105	46,857	173,589	—	221,551	—
Financial assets at fair value through other comprehensive income		—	—	(549)	—	—	(549)	236,979
Financial assets measured at amortized cost		72,376	9,474	—	—	—	81,850	—
Financial liabilities at fair value through profit or loss		—	(92,835)	—	(305,562)	—	(398,397)	—
Financial liabilities measured at amortized cost		—	180	—	—	5,312	5,492	—

	~~W~~	72,376	(82,076)	46,308	(131,973)	5,312	(90,053)	236,979

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Cash and cash equivalents	~~W~~	409,387	376,914
Short-term financial instrument		426,420	2,190,743
Other securities		263,059	204,320
Other receivables		28,833	64,393
Trade accounts and notes receivable		178,822	238,332
Deposit instruments		2,260,002	1,750,002

	~~W~~	3,566,523	4,824,704

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2024 and 2023, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~1,166,855 million and ~~W~~478,095 million, respectively.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

2)	Impairment losses on financial assets

The Company assesses the expected credit loss on trade accounts and notes receivable, and other receivables by estimating the default rates based on the following three years of credit loss experience and overdue conditions. The Company assesses the credit loss individually for credit-impaired assets and some other receivables.

①	Allowance for doubtful accounts as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Accrued income		(4,448)	(3,902)
Loans		(247,569)	(217,349)

	~~W~~	(252,017)	(221,251)

②	Impairment losses on financial assets for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Bad debt expenses	~~W~~	106	221,251

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	178,822	—	234,731	—
Over due less than 1 month		—	—	3,601	—

	~~W~~	178,822	—	238,332	—

④	The aging and allowance for doubtful accounts of loans and accrued income included in other account receivable as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	260,134	252,018	237,698	221,251
Over due less than 1 month		—	—	153	—

	~~W~~	260,134	252,018	237,851	221,251

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning	~~W~~	221,251	—
Bad debt expenses		106	221,251
Others		30,661	—

Ending	~~W~~	252,018	221,251

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 3 months	1 year - 5 years
Accounts payable	~~W~~	27,750	27,750	27,750	—
Borrowings(*1)		40,553	40,553	39,053	1,500
Financial guarantee liabilities(*2)		18,302	1,166,855	1,166,855	—
Others		48,626	50,953	17,843	33,110

	~~W~~	135,231	1,286,111	1,251,501	34,610

(*1)	In the case of exchangeable bonds, cash flow was allocated to the period in which the investor’s right to claim early redemption could be exercised.
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)

The Company is exposed to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	122,839	20,731	87,952	9,728
CNY		10,446	—	10,850	—
EUR		122	39,171	574	1,757,008
AUD		25,583	—	88,231	—
Others		805	—	1,831	—

	~~W~~159,795		59,902	189,438	1,766,736

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

2)

As of December 31, 2024 and 2023, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	10,211	(10,211)	7,822	(7,822)
CNY		1,045	(1,045)	1,085	(1,085)
EUR		(3,905)	3,905	(175,643)	175,643
AUD		2,558	(2,558)	8,823	(8,823)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Fixed rate
Financial assets	~~W~~	3,586,509	4,317,657
Variable rate
Financial liabilities		(1,500)	(1,316)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2024 and 2023, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(15)	15	(13)	13

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

21. Financial Instruments (cont’d)

(f)	Supplier finance arrangements

The Company uses a purchasing card arrangements in relation to the supplier finance arrangements, and the carrying amount of the related financial liabilities is as follows:

(in millions of Won)	2024
Accounts payable	~~W~~	1,088

There is no non-cash change related to a transfer of trade accounts and notes payable to borrowings.

22. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2024 and 2023 are as follows:

(in Won, except share information)	2024		2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		82,624,377	84,571,230
Shared capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)

As of December 31, 2024, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 13,149,016 and such ADRs are equivalent to 3,287,254 shares of common stock.

(*2)

Pursuant to the resolution of the Board of Directors’ meeting on July 12, 2024, the Company decided to retire 1,946,853 shares using distributable profits, and it was completed on August 6, 2024. As a result, as of December 31, 2024, the Company’s total number of issued shares has decreased.

(*3)

As of December 31, 2024, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~69,281 million due to retirement of 13,856,248 treasury stocks.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

22. Share Capital and Capital Surplus (cont’d)

(b)	The changes in issued common stock for the years ended December 31, 2024 and 2023 are as follows:

(Share)	2024			2023
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	84,571,230	(8,695,023)	75,876,207	84,571,230	(8,722,053)	75,849,177
Acquisition of treasury shares	—	(255,428)	(255,428)	—	—	—
Disposal of treasury shares	—	—	—	—	27,030	27,030
Retirement of treasury shares	(1,946,853)	1,946,853	—	—	—	—

Ending	82,624,377	(7,003,598)	75,620,779	84,571,230	(8,695,023)	75,876,207

(c)	Capital surplus as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	18,898

	~~W~~	1,367,990	1,370,557

23. Accumulated Other Comprehensive Income (loss)

(a)	Accumulated Other Comprehensive Income (loss) as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(62,645)	30,678

(b)

Changes in fair value of equity investments at fair value through other comprehensive income and changes in unrealized fair value of available-for-sale investments for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning balance	~~W~~	30,678	(188,801)
Changes in fair value of equity investments		(97,746)	302,422
Reclassification to profit or loss upon disposal		(23,609)	(17,165)
Tax effects		28,032	(65,778)

Ending balance	~~W~~	(62,645)	30,678

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the years ended December 31, 2024 and 2023 are as follows:

(shares, in millions of Won)	2024			2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Acquisition of treasury shares	255,428		92,311	—		—
Disposal of treasury shares	—		—	(27,030)		(2,650)
Retirement of teasury shares	(1,946,853)		(431,107)	—		—

Ending	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658

25. Retained Earnings

(a)	Retained earnings as of December 31, 2024 and 2023 are summarized as follows:

(in millions of Won)	2024		2023
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Appropriated retained earnings for business expansion		45,080,500	45,080,500
Unappropriated retained earnings		1,712,142	1,265,883

	~~W~~	47,952,144	47,505,885

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

25. Retained Earnings (cont’d)

(b)	Statements of appropriation of retained earnings for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	1,076,192	1,017,975
Remeasurements of defined benefit plans		(3,948)	(98)
Loss on disposal of equity securities		18,156	17,500
Retirement of treasury shares		(431,107)	—
Interim dividends		(568,433)	(569,072)
(Dividends (ratio) per share
~~W~~7,500 (150%) in 2024
~~W~~7,500 (150%) in 2023)
Profit for the period		1,621,282	799,578

		1,712,142	1,265,883
Appropriation of retained earnings
Dividends		189,052	189,691
(Dividends (ratio) per share
~~W~~2,000 (40%) in 2024
~~W~~5,000 (100%) in 2023)

		189,052	189,691

Unappropriated retained earnings carried forward to subsequent year	~~W~~	1,523,090	1,076,192

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

26. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Types of revenue
Dividend income		1,812,999	1,254,239
Others		184,129	199,840

	~~W~~	1,997,128	1,454,079

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	1,812,999	1,254,251
Revenue recognized over time		184,129	199,828

	~~W~~	1,997,128	1,454,079

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Receivables
Trade accounts and notes receivable	~~W~~	48,349	100,323
Contract assets
Unbilled receivables		130,473	138,009
Contract liabilities
Advance received		3,190	5
Unearned income		4,983	5,901

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

27. Operating Expenses

Operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Wages and salaries	~~W~~	71,150	74,068
Expenses related to post-employment benefits		7,125	8,140
Other employee benefits		17,838	15,320
Travel		5,907	6,098
Taxes and public dues		14,401	12,927
Depreciation		11,363	10,279
Amortization		1,628	1,247
Rental		5,165	3,418
Repairs		819	454
Advertising		23,780	24,929
Research & development		143,211	103,170
Service fees		80,126	75,981
Supplies		431	653
Vehicles maintenance		2,733	2,643
Industry association fee		2,923	2,411
Training		1,783	1,240
Others		10,324	4,472

	~~W~~	400,707	347,450

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

28. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Finance income
Interest income	~~W~~	84,195	72,376
Gain on foreign currency transactions		6,958	7,001
Gain on foreign currency translations		14,941	8,971
Gain on transactions of derivatives		1,058	—
Gain on disposal of financial assets at fair value through profit or loss		30,936	47,031
Gain on valuation of financial assets at fair value through profit or loss		103,365	174,867
Gain on valuation of financial liabilities at fair value through profit or loss		239,120	—
Others		2,372	5,582

	~~W~~	482,945	315,828

Finance costs
Interest expenses	~~W~~	1,163	—
Loss on foreign currency transactions		59,383	3,895
Loss on foreign currency translations		5,182	94,153
Loss on transactions of derivatives		6,035	—
Loss on transactions of equity securities		8,219	—
Loss on disposals of financial assets at fair value through profit or loss		—	174
Loss on valuations of financial assets at fair value through profit or loss		3,139	1,278
Loss on valuation of financial liabilities at fair value through profit or loss		—	305,562
Loss on bond redemption		6,257	—
Others		10	819

	~~W~~	89,388	405,881

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Other non-operating income
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	230
Reversal of other provisions		54	8,158
Others		3,195	15,081

	~~W~~	3,249	23,469

Other non-operating expenses
Impairment loss on other accounts receivables	~~W~~	106	221,251
Loss on disposals of property, plant and equipment		341	2,360
Impairment loss on property, plant and equipment		—	10,657
Impairment loss on investment in subsidiaries, associates and joint ventures		392,075	109,568
Loss on disposals of assets held for sale		—	998
Donations		356	350
Increase of other provisions		37,033	855
Others		7,240	10,283

	~~W~~	437,151	356,322

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

30. Expenses by Nature

Expenses that are recorded by nature as operating expenses and other non-operating expenses in the separate statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2024		2023
Employee benefits expenses(*2)		113,870	100,774
Depreciation(*1)		14,271	11,309
Amortization		1,712	1,269
Service fees		82,498	77,360
Rental		14,763	8,801
Advertising		23,809	25,103
Impairment loss on investment in subsidiaries, associates and joint ventures		392,075	109,568
Loss on disposals of property, plant and equipment		341	2,360
Research & development		93,430	77,643
Impairment loss on other accounts receivables		106	221,251
Increase of other provisions		37,033	855
Other expenses		63,950	67,899

	~~W~~	837,858	704,192

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Wages and salaries	~~W~~	105,606	91,485
Expenses related to post-employment benefits		8,264	9,289

	~~W~~	113,870	100,774

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

31. Income Tax Benefit

(a)	Income tax benefit for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current income taxes(*1)	~~W~~	(53,524)	148,835
Deferred income taxes		(35,471)	(198,878)
Items credited directly to equity		23,789	(65,811)

Income tax benefit	~~W~~	(65,206)	(115,854)

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	22,579	(65,778)
Remeasurements of defined benefit plans(*1)		1,210	(33)

	~~W~~	23,789	(65,811)

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

31. Income Tax Benefit (cont’d)

(a)	The following table reconciles the calculated income tax benefit to profit before income tax for the years ended December 31, 2024 and 2023.

(in millions of Won)	2024		2023
Profit before income tax	~~W~~	1,556,076	683,723
Income tax expense computed at statutory rate		359,454	170,141
Adjustments:
Tax credit		5,091	7,144
Additional Income tax expense for prior years		(54,244)	97,044
Investment in subsidiaries, associates and joint ventures		(53,985)	(48,217)
Tax effect due to permanent differences		(321,567)	(208,860)
Effect of tax rate change		—	(10,494)
Carryforward of unused tax losses		—	(122,830)
Others		45	218

		(424,660)	(285,995)

Income tax benefit	~~W~~	(65,206)	(115,854)

Effective tax rate (%)(*1)		—	—

(*1)	During the years ended December 31, 2024 and 2023, as income tax benefit was recognized, the effective tax rate was not calculated.

(d)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024				2023
	December 31, 2023		Increase (decrease)	December 31, 2024	December 31, 2022	Increase (decrease)	December 31, 2023
Deferred income tax due to temporary differences
PPE—Depreciation	~~W~~	25	330	355	88	(63)	25
Financial instruments		65,566	36,741	102,307	73,031	(7,465)	65,566
Allowance for doubtful accounts		49,944	4,089	54,033	—	49,944	49,944
Prepaid expenses		3,499	801	4,300	5,918	(2,419)	3,499
PPE—Revaluation		(193)	32	(161)	2,533	(2,726)	(193)
Gain or loss on foreign currency translation		51,536	(49,012)	2,524	(39,318)	90,854	51,536
Defined benefit liabilities		1,327	(2,990)	(1,663)	103	1,224	1,327
Accrued revenue		(4,736)	2,861	(1,875)	(916)	(3,820)	(4,736)
PPE—Impairment loss		5,119	(1,343)	3,776	2,650	2,469	5,119
Provision for accelerated depreciation		(2,652,426)	25,139	(2,627,287)	(2,728,370)	75,944	(2,652,426)
Others		83,058	(54,583)	28,475	146,519	(63,461)	83,058

		(2,397,281)	(37,935)	(2,435,216)	(2,537,762)	140,481	(2,397,281)

Deferred tax from deficit and tax credit
Carryforward of unused tax losses		122,830	40,922	163,752	—	122,830	122,830
Tax credit carried over, etc		1,378	3,241	4,619	—	1,378	1,378

		124,208	44,163	168,371	—	124,208	124,208

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		(9,215)	28,033	18,818	56,563	(65,778)	(9,215)
Remeasurements of defined benefit plans		787	1,210	1,997	820	(33)	787

		(8,428)	29,243	20,815	57,383	(65,811)	(8,428)

	~~W~~	(2,281,501)	35,471	(2,246,030)	(2,480,379)	198,878	(2,281,501)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

31. Income Tax Benefit (cont’d)

(e)	Deferred tax assets (liabilities) as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024				2023
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
PPE—Depreciation	~~W~~	355	—	355	25	—	25
Financial Instruments		114,275	(11,968)	102,307	65,566	—	65,566
Allowance for doubtful accounts		54,033	—	54,033	49,944	—	49,944
Prepaid expenses		4,300	—	4,300	3,499	—	3,499
PPE—Revaluation		—	(161)	(161)	—	(193)	(193)
Gain or loss on foreign currency translation		7,070	(4,546)	2,524	95,265	(43,729)	51,536
Defined benefit liabilities		7,238	(8,901)	(1,663)	7,223	(5,896)	1,327
Accrued revenue		—	(1,875)	(1,875)	—	(4,736)	(4,736)
PPE—Impairment loss		3,776	—	3,776	5,119	—	5,119
Provision for accelerated depreciation		—	(2,627,287)	(2,627,287)	—	(2,652,426)	(2,652,426)
Others		63,994	(35,519)	28,475	161,220	(78,162)	83,058

		255,041	(2,690,257)	(2,435,216)	387,861	(2,785,142)	(2,397,281)

Deferred tax from deficit and tax credit
Carryforward of unused tax losses		163,752	—	163,752	122,830	—	122,830
Tax credit carried over, etc		4,619	—	4,619	1,378	—	1,378

		168,371	—	168,371	124,208	—	124,208

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		21,618	(2,800)	18,818	4,057	(13,272)	(9,215)
Remeasurements of defined benefit plans		1,997	—	1,997	787	—	787

		23,615	(2,800)	20,815	4,844	(13,272)	(8,428)

	~~W~~	447,027	(2,693,057)	(2,246,030)	516,913	(2,798,414)	(2,281,501)

As of December 31, 2024, deductible temporary differences of ~~W~~10,569,294 million related to impairment losses on investments in subsidiaries, associates and joint ventures were not recognized as deferred tax assets, because it is not probable they will reverse in the foreseeable future.

(f)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainly related to income taxes.

(g)

The Company’s vertical spun-off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset and liabilities transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

31. Income Taxes Benefit (cont’d)

(h)

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the year ended December 31, 2024 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the Company, and, as a result, did not recognize any income tax expense for the year ended December 31, 2024 as the impact of the global minimum top-up tax on the separate financial statements as of December 31, 2024 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

32. Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2024 and 2023 are as follows:

(in Won, except share information)	2024		2023
Profit(loss) for the period	~~W~~	1,621,282,436,784	799,577,558,857
Weighted-average number of common shares outstanding(*1)		75,767,552	75,869,542
Basic earnings (loss) per share	~~W~~	21,398	10,539

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share are as follows:

(shares)	2024	2023
Total number of common shares issued	83,761,569	84,571,230
Weighted-average number of treasury shares	(7,994,017)	(8,701,688)

Weighted-average number of common shares outstanding	75,767,552	75,869,542

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

32. Earnings Per Share (cont’d)

(b)

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of December 31, 2024. The diluted earnings per share for the year as of December 31, 2023 is the same as the basic earnings per share due to the anti-dilutive effect. Diluted earnings per share for the year ended December 31, 2024 is calculated as follows:

(in Won, except share information)	2024
Loss for the period	~~W~~	1,621,282,436,784
Gain from exchange rate on and revaluation of exchangeable bonds		(139,569,768,850)

Diluted profit		1,481,712,667,934
Adjusted weighted-average number of common shares(*1)		77,990,432
Diluted earnings(loss) per share	~~W~~	18,999

(*1)	The adjusted weighted-average number of common shares outstanding used to calculate diluted earnings per share are as follows:

(shares)	2024
Weighted-average number of common shares outstanding	75,767,552
Weighted-average number of potential common shares	2,222,880

Adjusted weighted-average number of common shares	77,990,432

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

33. Related Party Transactions

(a)	Related parties of the Company as of December 31, 2024 are as follows:

Type	Company
Subsidiaries

[Domestic]

POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation, POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd., Songdo Development PMC (Project Management Company) LLC., NEH Co.,Ltd., POSCO CNGR Nickel Solution, POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]

POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) StainlessSteel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]

POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Gale International Korea, LLC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with related companies for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends(*3)	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	151,157	888,008	66	191	10,986
POSCO Eco & Challenge Co., Ltd.		9,272	11,037	—	1,829	736
POSCO STEELEON CO., Ltd		1,184	—	—	—	9
POSCO DX		1,473	9,940	—	2,626	12,871
POSCO Research Institute		—	—	—	30	14,126
eNtoB Corporation		—	—	—	49	8,457
POSCO FUTURE M CO., LTD.		6,298	12,391	21	—	—
POSCO INTERNATIONAL Corporation		6,499	124,396	150	—	61
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	5,847
Others		5,570	355,171	2,374	2	26,567

		181,453	1,403,415	2,611	4,727	79,660

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	29,225	—	—	—
Roy Hill Holdings Pty Ltd		—	227,574	—	—	—
Others		809	25,266	225	—	—

		809	282,065	225	—	—

	~~W~~	182,262	1,685,480	2,836	4,727	79,660

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2024, the Company provided guarantees to related parties (see Note 21).
(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~81,921 million, is excluded.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

33. Related Party Transactions (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends(*3)	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	146,745	325,043	—	—	15,440
POSCO Eco & Challenge Co., Ltd.		9,354	11,037	440	23,007	5,875
POSCO STEELEON CO., Ltd		1,772	—	—	—	105
POSCO DX		3,040	7,455	—	4,017	9,037
eNtoB Corporation		—	—	40	158	3,326
POSCO FUTURE M CO., LTD.		8,902	13,878	—	—	—
POSCO Mobility Solution Corporation		1,035	—	55	—	—
POSCO INTERNATIONAL Corporation		9,278	77,616	—	—	48
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	430	—	—
Others		12,021	6,084	5,347	9,634	46,596

		192,856	441,113	6,665	36,816	80,427

Associates and joint ventures(*2)
SNNC		629	—	55	—	—
Roy Hill Holdings Pty Ltd		—	293,956	—	—	—
Others		240	92,149	11,617	—	158

		869	386,105	11,672	—	158

	~~W~~	193,725	827,218	18,337	36,816	80,585

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2023, the Company provided guarantees to related parties.
(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~346,801 million, is excluded.

(c)	The balances of receivables and payables arising from significant transactions with related parties as of December 31, 2024 and 2023 are as follows:

1)	December 31, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	102,071	1,093	103,164	5,854	36,111	41,965
POSCO Eco & Challenge Co., Ltd.		8,921	—	8,921	—	499	499
POSCO STEELEON CO., Ltd		1,126	—	1,126	—	—	—
POSCO DX		1,561	—	1,561	2,667	535	3,202
POSCO FUTURE M CO., LTD.		15,364	—	15,364	—	65	65
POSCO Mobility Solution Corporation		802	—	802	—	6	6
POSCO INTERNATIONAL Corporation		6,664	—	6,664	—	364	364
POSCO Argentina S.A.U		—	26,002	26,002	768	—	768
Others		3,274	231	3,505	7,873	311	8,184

		139,783	27,326	167,109	17,162	37,891	55,053

Associates and joint ventures
SNNC		662	—	662	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	25,023	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	249,560	249,560	—	—	—
Others		10,665	122	10,787	—	—	—

		36,350	249,682	286,032	—	—	—

	~~W~~	176,133	277,008	453,141	17,162	37,891	55,053

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized an allowance for doubtful accounts for all of these other receivables.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

33. Related Party Transactions (cont’d)

2)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd.		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD.		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
Others		3,345	11,152	14,497	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		88,008	—	88,008	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		88,537	219,460	307,997	—	—	—

	~~W~~	236,423	256,062	492,485	15,784	33,842	49,626

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan of ~~W~~6,448 million to FQM Australia Holdings Pty Ltd. Meanwhile, the Company has recognized an allowances for doubtful accounts for all of these other receivables during the year ended December 31, 2023.

(d)	For the years ended December 31, 2024 and 2023, there were additional investments in subsidiaries and others.(See Note 10 “Investments in Subsidiaries, Associates and Joint ventures”)

(e)	For the years ended December 31, 2024 and 2023, details of compensation to key management officers are as follows:

(in millions of Won)	2024		2023
Short-term benefits	~~W~~	25,717	32,291
Retirement benefits		3,200	5,768

	~~W~~	28,917	38,059

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the separate financial statements for the period in which the change occurred.

Management of the Company makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal and/or external specialists.

Management of the Company regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

(b)	Commitments

1)

As of December 31, 2024, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

2)	The Company has deposited 83,671 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2024.

(c)	As of December 31, 2024, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

34. Commitments and Contingencies (cont’d)

(d)	Litigation in progress

The Company is involved in 4 lawsuits for contract payment amounted to ~~W~~500 million as defendant as of December 31, 2024. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation as of December 31, 2024.

(e)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

(f)	As of December 31, 2024, the Company has been provided a payment guarantee of ~~W~~9,122 million from Seoul Guarantee Insurance in relation to license guarantees and others.

(g)	As of December 31, 2024, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

35. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Trade accounts and notes receivable	~~W~~	7,279	(43,659)
Other accounts receivable		11,453	6,780
Prepaid expenses		(519)	(880)
Other current assets		(930)	660
Other non-current assets		(3,573)	2,453
Other accounts payable		6,078	3,882
Accrued expenses		4,145	(1,623)
Advances received		3,185	(374)
Withholdings		(933)	721
Unearned revenue		(1,251)	957
Other current liabilities		(8,328)	(4,768)
Payments of severance benefits		(11,583)	(5,173)
Plan assets		(3,000)	(2,000)

	~~W~~	2,023	(43,024)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

35. Statements of Cash Flows (cont’d)

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023 were as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Liabilities
	Long-term borrowings		Dividend payable	Long-term financial liabilities
Beginning	~~W~~	1,758,007	3,087	29,962
Changes from financing cash flows		(1,542,400)	(758,194)	3,148
Effect of changes in foreign exchange rates		57,809	—	—
Changes in fair values		(239,120)	—	—
Loss on bond redemption		6,258	—	—
Other changes:
Decrease in retained earnings		—	758,123	—

Ending	~~W~~	40,554	3,016	33,110

2)	For the year ended December 31, 2023

(in millions of Won)	Liabilities
	Short-term borrowings		Dividend payable	Long-term financial liabilities
Beginning	~~W~~	1,359,587	3,079	26,181
Changes from financing cash flows		—	(720,762)	3,781
Effect of changes in foreign exchange rates		92,858	—	—
Changes in fair values		305,562	—	—
Other changes:
Decrease in retained earnings		—	720,770	—

Ending	~~W~~	1,758,007	3,087	29,962

(c)	Material non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Transfer of construction-in-progress to property, plant and equipment and intangible assets	~~W~~	2,266	18,380
Account payables due to property, plant and equipment and Intangible assets		465	(2,745)
Retirement of treasury shares	~~W~~	431,107	—

	433,838		15,635

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2024 and 2023

36. Events after the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on February 5, 2025, the Company decided to pay cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.1 billion).

(b)	POSCO CNGR Nickel Solution, a subsidiary, decided to proceed with the dissolution and liquidation process pursuant to the resolution of the shareholders’ meeting on February 11, 2025.

(c)

On February 17, 2025, the Company reported the issuance of unsecured senior dollar bonds (Global Bonds) to the Ministry of Economy and Finance. The planned issuance amount is $700 million, with the nominal rate to be determined at the market rate at the time of issuance. The expected maturity is 5 to 10 years. These securities are scheduled to be issued after the execution of the issuance agreement and pricing in April 2025.

(d)

Pursuant to the resolution of the Board of Directors on February 19, the Company decided to retire 1,691,425 treasury shares previously acquired (scheduled retirement amount: ~~W~~420.3 billion). The scheduled retirement date is March 31, 2025.

(e)

Starting in 2025, the Company applied for the consolidated tax filing system under the Corporate Tax Act, whereby the Company and domestic subsidiaries are treated as a single tax entity, with income being aggregated for corporate tax purposes. This application was approved by the National Tax Service in February 2025.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of POSCO HOLDINGS INC. (the “Company”) and the separate financial statements of the Company for the year ended December 31, 2024 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on internal control over financial reporting
2.	Reporting on the operating status of internal control over financial reporting

Independent auditor’s report on internal control over financial reporting

(English translation of a report originally issued in Korean)

POSCO HOLDINGS INC.

The Shareholders and Board of Directors

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting (“ICFR”) of POSCO HOLDINGS INC.’s (the “Company”) based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea (the “ICFR Committee”) as of December 31, 2024.

In our opinion, the Company’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2024, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the separate statement of financial position as of December 31, 2024, and the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, including a summary of material accounting policy information, of the Company, and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for ICFR

Management is responsible for designing, implementing and maintaining an effective ICFR, and for assessing the effectiveness of ICFR, included in the accompanying Report on Operating Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR process.

Auditor’s responsibilities for the audit of ICFR

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 12, 2025

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Company’s ICFR and may result in modifications to this report.

Report on Operating Status of Internal Control over Financial Reporting

English Translation of a Report Originally Issued in Korean

To the Shareholders, Board of Directors and Audit Committee of POSCO HOLDINGS INC.

We, as the Chief Executive Officer and the Internal Control Officer of the POSCO HOLDINGS INC. (the “Company”), assessed the status of the design and operation of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2024.

The design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Control Officer.

We assessed whether the Company’s ICFR has been effectively designed and operated its ICFR in order to prevent and detect errors or fraud that may result in a misstatement of the separate financial statements to ensure preparation and disclosure of reliable separate financial statements.

We used, as the basis for the design and operation of the Company’s ICFR, the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR. In assessing the design and operation of ICFR, we used, as the evaluation criteria, the Standards for Evaluation of Reporting of ICFR established by the Operating Committee of ICFR.

Based on our assessment, we concluded that the Company’s ICFR is effectively designed and operated as of December 31, 2024, in all material respects, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We certify that this report does not contain or present any untrue statement or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which might cause material misunderstanding of the readers, and we have reviewed and verified this report with due care.

January 24, 2025

/s/ Jeong, Ki-Seop, Chief Strategy Officer

/s/ Kim, Seung-Jun, Internal Control Officer